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                                                  Filed by Centra Software, Inc.
                                                  pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended
                                               and deemed filed pursuant to Rule
                                                     14a-12 under the Securities
                                                Exchange Act of 1934, as amended

                                                                Subject Company:
                                                           Centra Software, Inc.
                                                   Commission File No. 000-27861

                      Press Release Regarding the Merger of
                    SmartForce PLC and Centra Software, Inc.

This filing is made to publish a press release issued on January 16, 2002.

Centra to Meet Fourth Quarter Revenue and Earnings Targets

LEXINGTON, Mass.--(BUSINESS WIRE)--Jan. 16, 2002--Centra Software, Inc. (NASDAQ:
CTRA) , the world's leading provider of business software solutions for eLearning and collaboration, today announced that it expects to meet previously announced targets for the Company's fourth quarter 2001 revenues and earnings per share.

Centra expects to report revenues of approximately $11.0 million, in line with the company's previously announced target of between $11.0 million and $11.3 million. Centra also expects to report a fourth quarter net loss on a pro forma basis, excluding non-cash stock-based compensation expense, amortization of goodwill and other intangible assets, of $0.08 per share, exceeding analysts consensus estimates of a pro forma net loss of $0.09 per share. Centra expects to report a fourth quarter net loss on a GAAP basis of $0.10 per share.

The company also expects to report 84 percent gross margins, 4 basis points higher than the third quarter. Additionally, Centra grew its customer base by 97 new accounts, bringing the company's total number of customers to 775.

"Demand for Centra's solutions has continued to grow, as evidenced by the record number of new customers signed in the quarter," said Leon Navickas, Chairman and Chief Executive Officer of Centra. "We are seeing a rise in activity worldwide, which is driven by growing interest in high-return applications of e-Learning and collaboration, and we continue to target significant revenue and earnings growth for 2003."

In a separate release today, Centra announced that it has entered into a definitive agreement to be acquired by SmartForce (NASDAQ: SMTF) in a stock merger in which each outstanding share of common stock of Centra will be exchanged for 0.425 American Depositary Shares of SmartForce. The merger is subject to approval by the stockholders of both companies and to other customary closing consitions, including regulatory approval. The acquisition, as well as preliminary fourth quarter results, will be discussed on a conference call today at 5:00 pm ET. The call will be open to all investors and will be simultaneously Webcast over the Internet at http://www.shareholder.com/smtf/medialist.cfm

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Centra will report its detailed fourth quarter results on January 24, 2002 at
5:30 pm ET.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

SmartForce intends to file a registration statement on Form S-4 in connection with the transaction, and SmartForce and Centra intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of SmartForce and Centra are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about SmartForce, Centra and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at WWW.SEC.GOV. A free copy of the joint proxy statement/prospectus may also be obtained (when it is available) from SmartForce or Centra. In addition to the registration statement on form S-4 to be filed by SmartForce in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of SmartForce and Centra in connection with the transaction, each of SmartForce and Centra file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by SmartForce and Centra with the SEC are also available for free at the SEC's web site at WWW.SEC.GOV. A free copy of these reports, statements and other information may also be obtained from SmartForce or Centra.

SmartForce's executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Centra and SmartForce in favor of the Merger. The other executive officers and directors of SmartForce who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of SmartForce's executive officers and directors in SmartForce is set forth in the proxy statement for SmartForce's 2001 Annual Meeting of Stockholders, which was filed with the SEC on June 15, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of SmartForce's executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC when it becomes available.

Centra's executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Centra and SmartForce in favor of the Merger. The other executive officers and directors of Centra who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Centra's executive officers and directors in Centra is set forth in the proxy statement for Centra's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Centra's executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC when it becomes available.

--------------------

Contact:

     Centra Software
     Steve Johnson, 781-994-1044
     sjohnson@centra.com
            or
     Centra Software
     Ellen Slaby, 781-994-1068
     eslaby@centra.com

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